October 26, 2006

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highbury Financial Inc.

Amendment No. 3 to Proxy Statement

on Schedule 14A

Filed October 13, 2006

File No. 000-50781

(the “Proxy Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company”) to the comment letter, dated October 24, 2006, of the staff of the Division of Corporation Finance (the “Staff”) to the Proxy Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 4 to the Proxy Statement.

General

1.	We note your response to comment two of our letter dated October 6, 2006. In the appropriate section, please revise to discuss the rationale for entering into the transaction without having determined the value of the acquired business or doing research of comparable companies and transactions. For instance, please revise to clarify if you were bound when the asset purchase agreement was entered into. Clarify if there were any contractual outs associated with further research and a determination of value on your part. Provide clear disclosure throughout the prospectus to indicate that management did not provide a detailed valuation model or determine a specific valuation at the time the transaction was entered into.

Response: The Company has included the following disclosure on page 85 of the Proxy Statement:

“Highbury’s board of directors approved the asset purchase agreement without having determined the value of the acquired business or having conducted research of comparable companies and transactions. In approving the asset purchase agreement, the board relied upon the extensive experience of Messrs. Cameron and Foote in valuing investment management firms. Management did not, however, prepare a detailed valuation model or determine a specific valuation at the time the asset purchase agreement was entered into. A reasonable investor could have concluded from Highbury’s IPO prospectus that the determination of a specific value of the fair market value of the Target Business to evaluate the fairness of the transaction and the satisfaction of the 80% test should have been made prior to the Company’s entering into the asset purchase agreement. When Highbury executed the asset purchase agreement, Highbury became bound to purchase the acquired business subject to the satisfaction of the conditions set forth in the asset purchase agreement.”

In addition, the Company has revised the disclosure on pages 56, 88, 94, and 120 of the Proxy Statement in response to the Staff’s comment.

2.	We note your response to comment four of our letter dated October 6, 2006. We note that the assets under management have once again decreased. In the appropriate sections, please revise to quantify the assets under management at the “high point” and when the asset purchase agreement was entered into.

Response: On April 20, 2006, the date the asset purchase agreement was entered into, the Target Funds had $6.1 billion of client assets under management. The largest amount of client assets under management of the acquired business at the end of any calendar quarter was $7.3 billion, at the end of the second quarter of 2004. The Company has correspondingly revised the disclosure on pages 1, 14, 17, 89 and 131 of the Proxy Statement in response to the Staff’s comment.

3.	In connection with the preceding comment, we note that Bruce Cameron was also privy to the previous attempts to sell the target business with UBS. If Mr. Cameron was aware of the assets under management during that time as well as the sale price of the target business, please revise to disclose such information or affirm in the proxy that he was not aware of such information.

Response: After discussion with the Staff regarding this comment, the Company has been informed that no further revision or affirmation is necessary.

4.	It has been indicated that if you do not consummate this business combination that you will not be able to continue with your business plan to search for another target. Considering the time that has expired since the consummation of your IPO, please revise to clearly disclose how you have spent enough of the funds not held in trust that would preclude you from looking for another target.

Response: The Company has revised the disclosure on page 10 of the Proxy Statement in response to the Staff’s comment. In addition, please note the disclosure on page 124 of the Proxy Statement.

5.	We note that the conversion price is again above the market price for the common stock. Provide clear disclosure regarding this possibility and the impact this could have upon the transaction.

Response: The Company has revised the disclosure on pages 20 and 70 and added a risk factor on page 56 of the Proxy Statement in response to the Staff’s comment.

6.	We note the disclosure on page 18 relating to the fairness opinion. In particular, the statement that “Capitalink has informed us that its duties in connection with its fairness opinion extend to Highbury’s board of directors. Capitalink would likely assert the substance of this view as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than Highbury’s board of directors with respect to the opinion and its related financial analyses....” This disclosure appears to indicate that the fairness opinion may not be relied upon by investors. As stated in prior comment seven of our letter dated October 6, 2006, this appears to contradict the fact that the opinion was prepared in connection with its use in the proxy statement and the statement in the fairness opinion consenting to the use and inclusion of the fairness opinion in connection with the proxy statement. We note similar disclosure on page 89. We may have further comment.

Response: The Company has deleted the disclosure on pages 18 and 96 of the Proxy Statement in response to the Staff’s comment.

7.	We reissue prior comment 18 of our letter dated October 6, 2006. Please disclose the natural person(s) that would be deemed the control person(s) of the shares held by Wellington Management Company. We direct your attention to Instruction 3 to Item 403 of Regulation S-K. Also, in light of the note, please revise the footnote relating to Sapling LLC/Fir Tree Recovery Master Fund LP.

Response: The Company has revised the disclosure on page 72 of the Proxy Statement in response to the Staff’s comment.

8.	We reissue prior comment 22 of our letter dated October 6, 2006. We continue to note the affiliation between the officers and directors of Highbury and Berkshire Capital. Please explain the statement that “promptly following the consummation of Highbury’s IPO, Highbury consulted Berkshire Capital.” We note in particular that Mr. Cameron is president and CEO of Berkshire Capital and we also note that Mr. Cameron had already had communications with the target business through Berkshire Capital prior to the completion of the Highbury IPO.

Response: Prior to completion of the Company’s initial public offering, Mr. Cameron, in his capacity as an investment banker at Berkshire Capital, advised a Berkshire Capital client on a possible purchase of the Target Business. However, Mr. Cameron did not identify the Target Business as a potential acquisition target for the Company until after the consummation of the initial public offering. Although both Mr. Cameron and Mr. Foote are officers of Berkshire Capital and experienced investment bankers in the investment management industry, after the completion of the Company’s initial public offering, they turned to the other investment professionals at Berkshire Capital to assist in the identification of potential acquisition targets. As indicated in the Company’s response to Comment No. 22 in its response letter dated October 13, 2006, the Company consulted “ALL of the investment banking professionals at Berkshire Capital and its advisory directors and sought input and advice on potential targets from that group.” Messrs. Cameron, Foote and Forth represent a small subset of Berkshire Capital’s workforce and knowledge base. The Company’s officers and directors made no contact related to a business combination with any party on behalf of the Company prior to the completion of the initial public offering, including no contacts related to the Company with any of the other 33 employees and advisory directors of Berkshire Capital. The acquired business was one of hundreds of potential targets identified by the Company after its initial public offering. The Company has revised the disclosure on page 80 of the Proxy Statement in response to Staff’s comment.

9.	We note your disclosure that based upon the valuation of Highbury’s manager membership interest in Aston, the transaction meets the 80% test. Please provide clear, detailed disclosure of the valuation based upon Highbury’s manager membership interest, the method(s) used to determine the valuation, and how the 80% test was determined to be met. We may have further comment:

Response: The Company has revised the disclosure on pages 87 and 88 in response to the Staff’s comments.

10.	We note your response to prior comment 26 of our letter dated October 6, 2006. We also note the list of factors disclosed on page 81 explaining why sellers found you attractive and sold to you at a price that is less than the fair market value. Please revise to clarify whether the factors themselves affect the fair market value of the target business. For instance, if an asset was priced at $X, could factors such as retention of employees and restrictions on the merger of the assets cause the value to be reduced? Also, explain how the “flexible solution to an almost year-long sale process” was seen as a factor in the beneficial price to Highbury and whether this was an indication of the seller’s inability to sell the target business at the current or higher price?

Response: The fair market value of a company is generally determined by arms’ length discussion between a willing buyer and a willing seller. As discussed on pages 91 through 94 of the Proxy Statement, in connection with the preparation of the proxy statement, management valued the acquired business using traditional, quantitative valuation methods applicable to investment management firms. Although the Company believes that the qualitative and other economic factors disclosed on page 88 of the Proxy Statement made the Company’s bid more attractive to the Seller, the Company does not believe that these factors change the fair market value of the business, as such term is defined above. The listed factors are unique to the transaction and would not be considered in determining the fair market value of an asset. The Company believes that the presence of these factors enabled the Company to negotiate a price below the fair market value of the acquired business. The Company has revised the disclosure on page 88 of the Proxy Statement in response to the Staff’s comment to include this disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements, page 25

11.	The expected impact of various agreements has been included in pro forma adjustments to present information as if these agreements were carried out in previous reporting periods. Specifically:

•	Pro forma adjustment (p) adjusts revenue for services provided to AAAMH1 related to mutual funds other than Target Funds. This adjustment increases the revenue recorded in the historical financial statements to an amount equal to a new fee rate applied to the amount of assets under management during the historical periods. The new fee rate was apparently agreed to on September 1, 2006.

•	Pro forma adjustment (q) adjusts the distribution and sub-advisory fees line item by applying newly negotiated rates to historical revenues.

•	Pro forma adjustment (r) records compensation expense for the difference between operating expenses in the historical financial statements and an amount equal to 72% of gross revenues, an amount included in the April 2006 limited liability company agreement and applied to revenue in the historical financial statements.

The presentation of forward looking information appears to be a projection and not an objective of Article 11 of Regulation S-X. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A. Please revise to eliminate these pro forma adjustments and to present this information separately and in accordance with Item 10 of Regulation S-K.

Response: In response to your comment and based on our follow-up discussions, we have revised the pro forma financial information to eliminate pro forma adjustments p, q, and r. We have revised the document on pages 41 through 53 to present this information separately in its own section entitled “Supplemental Financial Information”.

12.	Please revise to clarify if you have filed the Administrative, Compliance and Marketing Services Agreement dated September 1, 2006, and discussed on pages 39 and 68, as part of the annexes. If not, please clarify why it is not part of the annexes and provide us with a copy of the agreement for review. Also, if you contend that it should not be part of the annexes, please confirm that it would be filed with the 8-K to be filed at a later date.

Response: While the Company had not previously filed the Administrative, Compliance and Marketing Services Agreement dated September 1, 2006, the Company has included the agreement as Annex I to Amendment No. 4 to the Proxy Statement.

13.	We note that the $2,197,656 adjustment to minority interest on pages 30 and 31 appears to be due to pro forma adjustment (v) rather than (x) and (y).

Response: The Company has revised the disclosure on pages 30 and 31 in response to the Staff’s comment.

Management Analysis page 83

14.	We note your response to prior comment 30 of our letter dated October 6, 2006 and the additional disclosure on page 84. We continue to note that based on historical data, at higher level of assets under management, Aston would not have been able to pay 18.2% of its revenues to you. Please revise to disclose such. While the distributions are allocated to you first, cost and expenses would have to be covered. It appears you are basing the availability of the revenue figures disclosed in this section on the modifications to the sub-advisory agreements. Please revise to highlight that here and clarify how such changes in fees would yield the $7.6 and $5.1 million dollar figures here.

Response: The Company has revised the disclosure on page 92 in response to the Staff’s comment to provide:

“The calculations of the $7.6 million of distributions to Highbury at $6 billion of assets under management and $5.1 billion of distributions to Highbury at $4 billion of assets under management are dependent in large part upon the new sub-advisory fees. If the new subadvisory fees had been in place throughout 2005, the distribution and sub-advisory costs of the Target Business would have been reduced from approximately 83% of total revenue to approximately 52% of total revenue. See the section entitled “Supplemental Financial Information.” If the distribution and sub-advisory costs were not so reduced, then using the revenue assumptions outlined above at $6 billion and $4 billion of assets under management, and the actual compensation and related expenses and other operating costs incurred in 2005, there would have been insufficient funds to make any distribution to Highbury in either case. However, using the revenue assumptions outlined above at $6 billion and $4 billion of assets under management, distribution and sub-advisory costs equal to approximately 52% of total revenue and the compensation and related expenses and other operating costs expected after the transaction, Aston’s total costs would be sufficiently low to permit it to make the distributions of $7.6 million and $5.1 million to Highbury.”

Plan of Operations page 114

15.	We note your response to comment 40 of our letter dated October 6, 2006 and the disclosure on pages 116 and 122. Please revise to provide more detail as your shareholders are also voting to remain with you. Revise to explain how additional acquisitions would be consummated. Will you likely complete additional acquisitions through the issuance of shares or incurring debt?

Response: The Company respectfully notes that it has no specific plans at this point in time regarding how additional acquisitions would be consummated. Please see the disclosure on pages 13, 124 and 130 of the Proxy Statement regarding general plans that the Company has to consummate additional acquisitions.

Management’s Discussion and Analysis page 134

16.	On pages 134 and F-15, you state allocations of corporate expenses are “based on percentage estimates of usage or costs incurred by the acquired business.” Please expand the discussion in MD&A and Note 1 to the financial statements to discuss the specific allocation methodology for material components of corporate expenses, including allocation bases and other significant information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 141, F-6 and F-16 to expand discussion regarding the methodology of allocations.

17.	Consider preceding your current discussion of the valuation of the Aston management members’ interest with a brief explanation of the transaction and accounting treatment. We note this discussion is provided on page 15. However, it would be useful to provide context to the disclosure on page 134, as well.

Response: The Company has revised the disclosure on page 141 in response to the Staff’s comment.

18.	Please tell us if you considered any objective evidence in your determination of the market value of the membership interests, such as a recent appraisal by a reputable valuation expert independent of the transaction.

Response: The Company did not receive an appraisal from a third-party expert in arriving at its determination of the market value of the membership interests held by the Aston management members. The Company used the valuation methodology set forth on pages 141 and 142 in the Proxy Statement. The Company’s independent auditor, Goldstein Golub Kessler LLP, reviewed and concurred with the valuation methodology used to determine the market value of the Aston management members’ interest. The Company has revised the disclosure on page 142 in response to the Staff’s comment.

19.	Please expand the second paragraph regarding “Valuation of Aston Management Members’ Interest” on page 134 to clarify what factors management considered from their extensive experience, and how they were used to estimate Highbury’s cost of capital at 40%.

Response: In response to the Staff’s comment and upon further review of the valuation methodology, the Company has decided to use an asset approach instead of an income approach in its valuation of the Aston management members’ interests. As such, the Company is no longer estimating a cost of capital for the Aston management members’ interests. The Company has revised the disclosure on page 142 to reflect this change.

20.	Please explain how the discounts for lack of control and marketability are relevant to the income approach used to value the LLC. Explain how the related contract terms affect the cash flows used in the income approach and result in disproportionate returns to the Aston management members.

Response: In response to the Staff’s comment and upon further review of the valuation methodology, the Company has decided not to incorporate a discount for lack of control in its valuation of the Aston management members’ interests. The Company has revised the disclosure on page 142 to reflect this change. In response to the Staff’s comments and upon further review of the valuation methodology, the Company has decided not to incorporate a discount for lack of marketability in its valuation of the Aston management members’ interests. The Company has revised the disclosure on page 142 to reflect this change.

21.	You state the discount for lack of control is “based on a survey of the 30-day premiums paid in recent acquisitions of publicly traded investment management companies.” Explain exactly how the amount of 25% was determined and provide us with schedules of the calculations and underlying data.

Response: As noted in the response to Comment 20 above, in response to the Staff’s comments and upon further review of the valuation methodology, the Company has decided not to incorporate a discount for lack of control in its valuation of the Aston management members’ interests. The Company has revised the disclosure on page 142 to reflect this change.

22.	Explain how your method of determining the magnitude of the discount for lack of marketability represents objective support. Explain how your examination of trading volatility, estimated costs of equity capital and other characteristics of investment management stocks relates to your analysis. Explain how calculations based on a “hypothetical private investment management firm” are relevant.

Response: As noted in the response to comment 20 above, in response to the Staff’s comments and upon further review of the valuation methodology, the Company has decided not to incorporate a discount for lack of marketability in its valuation of the Aston management members’ interests. The Company has revised the disclosure on page 143 to reflect this change.

23.	Please describe the “probabilistic analysis” used in your calculation of the discount for potential termination. Clarify whether all termination decisions must be agreed to by the Aston management committee and tell us how you considered this in your analysis. Provide us with schedules of the calculations and data underlying the 19% discount.

Response: In response to the Staff’s comment and upon further review of the valuation methodology, the Company has decided not to incorporate a discount for potential termination in its valuation of the Aston management members’ interests. The Company has revised the disclosure on page 143 to reflect this change.

Note 2 — Initial Public Offering, page F-30

24.	It is not clear how Highbury estimated the fair value of its derivative warrant liability based upon a survey of initial trading prices of 28 similar public publicly traded blank check companies. Please revise the first paragraph on page F-30 to so state.

Response: Since the warrants which give rise to the Company’s derivative warrant liability were sold in combination with shares of the Company’s common stock, in units comprised of one share of common stock and two warrants, in the Company’s initial public offering, there was no public market available to determine the fair market value of the Company’s warrants at the time of the initial public offering. Therefore, the Company used the public trading prices of warrants and common stock for 28 similar publicly-traded blank check companies to estimate the fair value of the Company warrants at the time of its initial public offering. Consistent with the Company’s initial public offering, all of the 28 blank check companies deemed similar to the Company used a $6.00 unit, composed of one share of common stock and two warrants, in their initial public offerings. Furthermore, the component securities of the units for each of these 28 blank check companies had begun trading separately before the consummation of the Company’s initial public offering. The Company recorded the closing price of both the warrants and the common stock for each of the 28 blank check companies on the first day the warrants traded separately for each issuer. The Company then calculated a percentage equal to the initial closing price of the warrant divided by the sum of the closing price of two warrants and one share of common stock on that same day. For each issuer, this percentage was applied to the original $6.00 unit to estimate the fair value of the issuer’s warrant at the time of that issuer’s initial public offering. The average of the estimated fair value of the warrants for all 28 issuers was determined to be $0.55 per warrant. Since the Company had the benefit of hindsight, it also compared such $0.55 value to the market value on the first day of separate trading of the Company’s common stock and warrants (March 1, 2006) of $0.61 for reasonableness. It found that the estimated amount was reasonable in light of the fact that the unit value also increased from the date of the initial public offering to March 1. Once the warrants began trading separately, the Company utilized the trading price to determine fair value. The table below outlines the specific data used in this analysis. The Company has correspondingly revised the disclosure on page F-30 of the Proxy Statement.

Company Name	First Warrant Trade Date	First Warrant Price	Stock Price	Stock + 2 Warrants	Warrant Value (% of Total)	Est. Warrant Value at Issuance
Paramount Acquisition Corp.	1/11/06	0.70	5.06	6.46	10.84%	0.65
Cold Spring Capital	12/12/05	0.37	5.20	5.94	6.23%	0.37
Federal Services	12/5/05	0.32	5.25	5.89	5.43%	0.33
Coconut Palm	10/25/05	0.48	5.27	6.23	7.70%	0.46
Ad.Venture Partners	10/10/05	0.45	5.16	6.06	7.43%	0.45
Fortress America	9/27/05	0.40	5.00	5.80	6.90%	0.41
Ithaka	9/26/05	0.51	5.07	6.09	8.37%	0.50
Stone Arcade	9/14/05	0.45	5.50	6.40	7.03%	0.42
Israel Technology	9/12/05	0.55	4.80	5.90	9.32%	0.56
Chardan South China	9/1/05	0.70	5.20	6.60	10.61%	0.64
TAC Acquisition Corp.	9/1/05	0.40	5.30	6.10	6.56%	0.39
Chardan North China	9/1/05	0.70	5.20	6.60	10.61%	0.64
Oakmont	8/23/05	0.35	5.10	5.80	6.03%	0.36
Courtside	8/2/05	0.50	5.00	6.00	8.33%	0.50
KBL Healthcare II	5/5/05	0.61	5.00	6.22	9.81%	0.59
Terra Nova	5/3/05	0.61	5.01	6.23	9.79%	0.59
Ardent	3/8/05	0.70	5.20	6.60	10.61%	0.64
Aldabra	3/4/05	0.73	5.25	6.71	10.88%	0.65
Coastal Bancshares	3/3/05	0.65	4.99	6.29	10.33%	0.62
International Shipping	1/6/05	0.78	5.25	6.80	11.40%	0.68
Millstream II	1/5/05	0.70	5.05	6.45	10.85%	0.65
China Unistone	12/3/04	0.65	4.78	6.08	10.69%	0.64
Rand	11/10/04	0.65	4.78	6.08	10.69%	0.64
China Mineral	9/23/04	0.60	4.72	5.92	10.14%	0.61
Arpeggio	7/7/04	0.66	4.70	6.02	10.96%	0.66
Great Wall	4/1/04	0.65	4.67	5.97	10.89%	0.65
CEA	2/26/04	0.63	4.75	6.01	10.48%	0.63
NationsHealth, Inc.	9/9/03	0.61	5.00	6.22	9.81%	0.59

Average		0.58	5.05	6.20	9.24%	0.55

Form 8-K filed for the period September 7, 2006

25.	We note on page 16 of the shareholder presentation that the pro forma net income for the six months ended June 30, 2006 was disclosed at $2.5 million instead of a negative $3.1 million as disclosed in the proxy. Please advise us of the efforts made to correct the noted inconsistency.

Response: In response to the Staff’s comment, the Company intends to file an updated shareholder presentation on Form 8-K promptly following the filing of Amendment No. 4 to the Proxy Statement which removes the financial disclosure included on page 16 in order to correct the noted inconsistency.

Please note that the Company has disclosed the information previously redacted from Schedule A to the LLC Agreement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7466 or Ann Chamberlain at (212) 705-7207.

Sincerely,

/s/ Floyd I. Wittlin
Floyd I. Wittlin

cc:	Duc Dang (Securities and Exchange Commission)
Richard S. Foote (Highbury Financial Inc.)
Ann F. Chamberlain (Bingham McCutchen LLP)